Filed by Actavis, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Warner Chilcott plc
Commission File No. 333-189402
Date: August 2, 2013

PROFIT FORECASTS

July 31, 2013

Dear Warner Chilcott Shareholder,

On May 20, 2013, Actavis, Inc. (“Actavis”) and Warner Chilcott Public Limited Company (“Warner Chilcott”) announced that they had entered into a definitive agreement pursuant to which Actavis Limited, a new holding company incorporated in Ireland that will be renamed Actavis plc (“New Actavis”), will acquire Warner Chilcott and Actavis (the “Transaction”). On July 31, 2013, New Actavis filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 1 to its registration statement on Form S-4 in connection with the Transaction (the “Form S-4”), which was declared effective on July 31, 2013. The Form S-4 contains the definitive joint proxy statement of Actavis and Warner Chilcott, which also serves as the prospectus of New Actavis and has been filed with the SEC by each of Actavis, Warner Chilcott and New Actavis (the “Joint Proxy Statement/Prospectus”). The Joint Proxy Statement/Prospectus is included along with this letter.

As Warner Chilcott is an Irish-incorporated company, the Transaction is subject to the Irish Takeover Rules. In accordance with the Irish Takeover Rules, where Actavis or Warner Chilcott issues earnings guidance (known as a “profit forecast” under the Irish Takeover Rules), that profit forecast must be repeated in the proxy statement sent to Warner Chilcott shareholders and certain attestations to that profit forecast must also be provided.

As both Actavis and Warner Chilcott have previously publicly disclosed profit forecasts for the financial year ending December 31, 2013, those profit forecasts have been repeated in the Joint Proxy Statement/Prospectus on pages 297 and 299, respectively, and are also enclosed with this letter. In addition, enclosed with this letter are reports from:

•

Actavis’ reporting accountants, PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York USA, confirming that the Actavis profit forecast has been properly compiled on the basis of the assumptions made by the directors of Actavis and the basis of accounting used is consistent with the accounting policies of Actavis Group, and Actavis’ financial advisers, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Greenhill & Co., LLC (“Greenhill”), confirming that they consider that the Actavis profit forecast has been made with due care and consideration; and

•

Warner Chilcott’s reporting accountants, PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland, confirming that the Warner Chilcott profit forecast has been properly compiled on the basis of the assumptions made by the directors of Warner Chilcott and the basis of accounting used is consistent with the accounting policies of the Warner Chilcott Group, and Warner Chilcott’s financial adviser, Deutsche Bank AG, acting through its London branch, on behalf of Deutsche Bank Securities Inc., confirming, on the basis stated therein, that it considers that the Warner Chilcott profit forecast has been prepared with due care and consideration.

Very truly yours,

Paul M. Bisaro	Roger M. Boissonneault
President, Chief Executive Officer and Director	Chief Executive Officer, President and Director
Actavis, Inc.	Warner Chilcott Public Limited Company

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis has filed with the SEC a registration statement on Form S-4 containing a joint proxy statement of Warner Chilcott and Actavis that also constitutes a prospectus of New Actavis. The registration statement was declared effective by the SEC on July 31, 2013. Each of Actavis and Warner Chilcott will mail to its stockholders or shareholders the definitive proxy statement/prospectus. In addition, each of New Actavis, Actavis and Warner Chilcott has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis may be obtained free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott may be obtained free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its proxy statement for its 2013 annual general meeting of shareholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K that were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013 (as revised pursuant to Actavis’ Current Report on Form 8-K dated as of June 17, 2013, which was filed with the SEC on June 18, 2013), its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and its Current Reports on Form 8-K that were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus filed with the SEC and will be contained in other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing information as of the date of this release. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors, risks and uncertainties affecting Actavis’ business. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, Actavis’ acquisition of Warner Chilcott (the “Acquisition”); subsequent integration of the Acquisition and the ability to recognize the anticipated synergies and benefits of the Acquisition; the receipt of required regulatory approvals for the Acquisition (including the approval of antitrust authorities necessary to complete the Acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the Acquisition or refinancing of Actavis or Warner Chilcott debt) on a timely basis and on reasonable terms; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s manufacturers, facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the SEC including but not limited to Actavis’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 and Actavis’ Annual Report on Form 10-K for the year ended December 31, 2012 (as revised pursuant to Actavis’ Current Report on Form 8-K dated as of June 17, 2013, which was filed with the SEC on June 18, 2013). Except as expressly required by law, Actavis disclaims any intent or obligation to update these forward-looking statements.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, Warner Chilcott’s industry, Warner Chilcott’s operations, Warner Chilcott’s anticipated financial performance and financial condition and Warner Chilcott’s business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by Warner Chilcott’s management that, although Warner Chilcott believes to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by Warner Chilcott’s forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; Warner Chilcott’s substantial indebtedness, including increases in the LIBOR rates on its variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which Warner Chilcott operates, including the approval and introduction of generic or branded products that compete with its products; Warner Chilcott’s ability to protect its intellectual property; a delay in qualifying any of Warner Chilcott’s manufacturing facilities that produce its products, production or regulatory problems with either its own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom Warner Chilcott may rely for some of its products or other disruptions within Warner Chilcott’s supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which Warner Chilcott sells its products; changes in tax laws or interpretations that could increase Warner Chilcott’s consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including Warner Chilcott’s ability and the ability of companies with whom it does business to obtain necessary regulatory approvals; adverse outcomes in Warner Chilcott’s outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which it is subject; the loss of key senior management or scientific staff; Warner Chilcott’s ability to manage the growth of its business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; Warner Chilcott’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Warner Chilcott’s periodic filings, including its Annual Report on Form 10-K for the year ended December 31, 2012, and its Quarterly Reports on Form 10-Q

for the quarters ended March 31, 2013 and June 30, 2013, and from time-to-time in its other investor communications. Warner Chilcott cautions you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Warner Chilcott’s forward-looking statements may not occur. Warner Chilcott undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Actavis accept responsibility for the information contained in this letter other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Warner Chilcott accept responsibility for the information contained in this letter relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Financial Advisors Customer Disclaimers

BofA Merrill Lynch and Greenhill are acting exclusively for Actavis and no one else in connection with the matters referred to in this letter and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or Greenhill and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this letter or any transaction or arrangement referred to herein.

Deutsche Bank Securities Inc. is acting for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this letter and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this letter. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this letter and will not be responsible to any such other person for providing advice in relation to the matters referred to in this letter. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

ACTAVIS, INC. PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1.	General

Actavis, Inc. issued the following 2013 full year financial forecast (updated from the prior 2013 full year financial forecast issued on May 2, 2013) in a public statement on July 25, 2013 within its second quarter 2013 earnings release:

2013 Full Year Financial Forecast
(in millions, except per share amounts)
Non-GAAP Net Income	$1,094 to $1,141(1)(4)
Non-GAAP Earnings Per Diluted Share	$8.15 to $8.50(2)(4)
Adjusted EBITDA	$1,955 to $2,030(3)(4)

[1]

Non-GAAP net income represents GAAP net income adjusted, on an after tax basis, for the effects of: amortization, the Company’s global supply chain initiative, acquisition and licensing charges, interest accretion on contingent liabilities, (non-cash) impairment charges, non-recurring (gains)/losses, and legal settlements.

[2]	Non-GAAP diluted earnings per share is based on 134.2 million fully diluted ordinary shares.
[3]

Adjusted EBITDA represents GAAP net income adjusted for the effects of: interest expense, interest income, income tax expense, depreciation (including accelerated depreciation), amortization, the Company’s global supply chain initiative, acquisition and licensing charges, (non-cash) impairment charges, non-recurring (gains)/losses, legal settlements, accretion income and expenses and share-based compensation.

[4]

Other GAAP charges that may be excluded from Non-GAAP net income and Adjusted EBITDA are possible, but their amounts are dependent on numerous factors that we currently cannot ascertain with sufficient certainty or are presently unknown. These GAAP charges are dependent upon future events and valuations that have not yet been performed

The forecast above regarding Non-GAAP Net Income, Non-GAAP earnings per diluted share and Adjusted EBITDA for the year ending December 31, 2013 constitutes a profit forecast (“Actavis, Inc. Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules (Irish Takeover Panel Act, 1997 Takeover Rules, 2007).

2.	Basis of preparation

The Actavis, Inc. Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Actavis, Inc. which are in accordance with U.S. GAAP, as applicable, and those adopted in the preparation of the interim financial statements for the six months ended June 30, 2013, and those expected to be adopted in the financial statements for the year ending December 31, 2013.

The Actavis, Inc. Profit Forecast was based on the interim unaudited accounts for the six months ended June 30, 2013 and a forecast for the six months ending December 31, 2013, and does not take into account any effects of the proposed acquisition of Warner Chilcott plc (including any costs related to the completion of the transaction).

3.	Assumptions

The principal assumptions upon which the Actavis, Inc. Profit Forecast is based are set out below:

Specific assumptions adopted by the Actavis Directors:

•	A launch of our generic versions of Pulmicort® and Exalgo® in the fourth quarter

•	No change in our generic Concerta® estimates from the previous forecast, which includes an additional competitor in the third quarter

•	An exclusive launch and marketing of our generic version of Lidoderm®

•	No additional competition in 2013 on generic versions of Adderall XR®

•	No additional competitors on our generic version of Zovirax®

•	No material specialty brand launches in the second half of the year

•	We expect higher R&D investment spending on biosimilars

•	We forecast our non-GAAP effective tax rate to be between 27% and 29%

•	Forecast is on a standalone basis and does not include any results from Warner Chilcott

Factors outside the influence or control of the Actavis Directors

•

There will be no changes beyond what has already been contemplated, in general trading conditions, economic conditions, competitive environment or levels of market demand, in the markets in which Actavis, Inc. operates or trades which would materially affect Actavis’ business

•	There will be no material acquisitions or disposals of businesses during the financial year ending December 31, 2013

•	There will be no material changes in Actavis, Inc.’s management, existing operational strategies, or accounting policies and methodologies during the year ending December 31, 2013

•

There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements from those currently prevailing that would have a material impact on Actavis’ operations or its accounting policies

•

There will be no material adverse events that affect Actavis’ key products, including any unanticipated loss of patent protection, competition from new generic variants, product recalls, product liability claims or discovery of previously unknown side effects

Reports on Actavis, Inc. Profit Forecast

The reports on the Actavis, Inc. Profit Forecast as required by Rule 28.3 of the Takeover Rules have been prepared by (i) PricewaterhouseCoopers LLP, (ii) BofA Merrill Lynch and (iii) Greenhill. Copies of their respective reports are attached hereto.

This report is being furnished to the Warner Chilcott shareholders solely to comply with the Irish Takeover Rules. This report is not intended to be soliciting material under the securities laws of the United States. Nothing in this report is deemed to be a part of, or incorporated by reference into, any other filing made with the SEC, including, without limitation, the joint proxy statement.

The Directors of Actavis, Inc.

400 Interpace Parkway

Parsippany, NJ 07054

United States

Merrill Lynch, Pierce, Fenner & Smith Incorporated

1 Bryant Park

New York, NY 10036

United States

Greenhill & Co., LLC

300 Park Avenue

New York, NY 10022

United States

25 July 2013

Dear Sirs

Actavis, Inc.

We report on the profit forecast comprising the statement by Actavis, Inc. (“Actavis”) in respect of non-GAAP net income, non-GAAP earnings per diluted share and Adjusted EBITDA of Actavis, Inc. and its subsidiaries (together, the “Actavis Group”) for the year ending 31 December, 2013 (the “Profit Forecast”) as set out in Actavis’ second quarter earnings announcement dated 25 July 2013. The bases and assumptions upon which the Profit Forecast is based are set out in the appendix hereto.

This report is required by Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Actavis (the “Directors”) to prepare the Profit Forecast in accordance with the requirements of Rules.

It is our responsibility to form an opinion as required by Rule 28.3(a) of the Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 28.3(a) of the Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in the appendix hereto and is based on the unaudited interim financial results for the 6 months ended 30 June 2013 and a forecast to 31 December 2013. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Actavis Group.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Actavis Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work on the Profit Forecast does not constitute an audit. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) nor does it constitute an examination, compilation or review under those standards. Accordingly, it should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Actavis Group.

Yours faithfully

PricewaterhouseCoopers LLP

This report is being furnished to the Warner Chilcott shareholders solely to comply with the Irish Takeover Rules. This report is not intended to be soliciting material under the securities laws of the United States. Nothing in this report is deemed to be a part of, or incorporated by reference into, any other filing made with the SEC, including, without limitation, the joint proxy statement.

Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, NY l0036 United States of America	Greenhill & Co., LLC 300 Park Avenue New York, NY 10022 United States of America

To:

The Board of Directors

Actavis, Inc.

Morris Corporate Center III

400 Interpace Parkway

Parsippany

NJ 07054 USA

26 July 2013

Dear Sirs

REPORT ON THE PROFIT FORECAST OF ACTAVIS INC. (THE “COMPANY”)

We refer to the profit forecast made by the Company for the Company’s group, being the statements made by the Company that:

•	Adjusted Non-GAAP earnings for 2013 is expected to be between $8.15 and $8.50 per diluted share; and

•	Adjusted EBITDA for 2013 is expected to be between $1.96 billion and $2.03 billion.

(together, the “Profit Forecast”).

We have discussed the Profit Forecast and the bases and assumptions on which it is made with the Company’s senior management and with PricewaterhouseCoopers LLP (“PwC”), the Company’s reporting accountants. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with the Company’s senior management and with PwC. We have also considered the report on the Profit Forecast prepared by PwC for the inclusion in the circular to be sent to the shareholders of Warner Chilcott (the “Scheme Circular”), and the draft private diligence report issued by PwC dated 22 July 2013 setting out: (a) the results of PwC’s review of the financial information on which the Profit Forecast is based; (b) a commentary on any significant features or trends which PwC were able to discern; and (c) a review of, and commentary on, the estimates and assumptions made or adopted, dated the same date as above from PwC addressed to you and to us on these matters.

We have relied upon the accuracy and completeness of all the financial and other information discussed with us, whether during the face-to-face or teleconference meetings with either PwC or PwC and the Company’s senior management held on 11 July 2013, 12 July 2013 and 22 July 2013, or as otherwise presented to us, and have assumed the accuracy and completeness of all such information provided to us for the purposes of providing this letter. You have confirmed to us that all information relevant to the Profit Forecast has been disclosed to us.

We also note that in a meeting of the Board of Directors of the Company dated 23 July 2013 the Board has acknowledged and confirmed that the Profit Forecast was prepared after due and careful consideration, the financial statements were made in a manner consistent with the Company’s reporting standards and the assumptions were reasonable. The Board also acknowledged and confirmed that it has reviewed the Profit Forecast, and that it is solely responsible for the Profit Forecast and the assumptions on which is it based, as set out in Part 4 of the Scheme Circular.

Further, in a letter sent by the management of the Company (“Management”) addressed to PwC, Merrill Lynch and Greenhill dated 25 July 2013 (the “Representation Letter”), Management has acknowledged and confirmed that the Profit Forecast has been properly compiled based on assumptions which Management consider are realistic, take account of committed expenditure and reflect the likely outcome of the Actavis group’s business in the period. The Representation Letter also confirms that the Board has approved the Profit Forecast, together with the assumptions and representations in the Representation Letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you, as directors of the Company are solely responsible, has been made with due care and consideration.

This letter is provided to you solely in connection with Rule 28.3(b) and Rule 28.4 of the Irish Takeover Rules and for no other purpose. No person other than the directors of the Company can rely on the contents of this letter and to the fullest extent permitted by law, we exclude all liability to any other person other than to you, the directors of the Company, in respect of this letter or the work undertaken in connection with this letter.

We have given and have not withdrawn our respective consents to the publication of this letter accompanying the Profit Forecast.

Yours faithfully,

Merrill Lynch, Pierce, Fenner & Smith Incorporated	Greenhill & Co., LLC

WARNER CHILCOTT PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1.	General

Warner Chilcott issued the following 2013 full year financial guidance (updated from the prior 2013 full year financial guidance issued on May 10, 2013) in a public statement on July 24, 2013 within its second quarter 2013 earnings release:

2013 Full Year Financial Guidance
(in millions of U.S. dollars, except per share amounts)
GAAP Net Income	$366 to $391
Adjusted CNI	$834 to $859(1)
Adjusted CNI per share	$3.30 to $3.40(1)(2)

(1)

A reconciliation of 2013 expected GAAP net income to expected adjusted CNI adds back the expected after tax impact of (i) the amortization and impairment of intangibles ($417 million), (ii) the amortization and write-off of deferred loan costs ($33 million), (iii) fees incurred through June 30, 2013 ($11 million) and additional non-contingent fees ($7 million), in each case in connection with the Actavis Transaction, (iv) the Western European restructuring income ($2 million) and (v) litigation-related charges ($2 million).

(2)

Expected adjusted CNI per share is based on 252.6 million fully diluted ordinary shares. Warner Chilcott did not redeem any ordinary shares under its current $250 million share redemption program in the six months ended June 30, 2013, and the 2013 calculation of fully diluted ordinary shares does not include the impact of any ordinary shares that may be redeemed after June 30, 2013 pursuant to such share redemption program or otherwise.

The guidance above regarding GAAP net income, adjusted CNI and adjusted CNI per share for the year ending December 31, 2013 constitutes a profit forecast (“Warner Chilcott Profit Forecast”) for the purposes of Rule 28 of the Takeover Rules.

2.	Basis of preparation

The Warner Chilcott Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Warner Chilcott, which are in accordance with U.S. GAAP, and those adopted in the preparation of the interim financial statements for the six months ended June 30, 2013, and those expected to be adopted in the financial statements for the year ending December 31, 2013.

The Warner Chilcott Profit Forecast does not take into account any effects of the Actavis Transaction (other than as expressly set forth in Footnote 1 above to the Warner Chilcott Profit Forecast).

3.	Assumptions

The principal assumptions upon which the Warner Chilcott Profit Forecast is based are set out below:

The assumptions that are within Warner Chilcott’s control are:

The Warner Chilcott Profit Forecast:

•	does not assume the launch of any new products not yet approved by the U.S. Food and Drug Administration;

•

does not account for the impact of any future acquisitions, dispositions, partnerships or in-license transactions or any changes to Warner Chilcott’s existing capital structure, business model, partnerships or in-license transactions; and

•	does not include the impact of any ordinary shares that may be redeemed after June 30, 2013 pursuant to Warner Chilcott’s current $250 million share redemption program or otherwise.

The assumptions that are not within Warner Chilcott’s influence or control are:

The Warner Chilcott Profit Forecast:

•

assumes that there will be no material change in the ownership or control of Warner Chilcott pursuant to the Actavis Transaction or otherwise, and does not account for any fees payable contingent upon consummation of any such transaction;

•

assumes that there will be no change in general trading, economic, competitive or market conditions in the industry in which Warner Chilcott operates which would materially adversely affect Warner Chilcott’s business;

•

assumes that there will be no material adverse events that affect Warner Chilcott’s key products, including the introduction of any new or additional generic equivalents of Warner Chilcott’s ASACOL 400 mg/DELZICOL, ESTRACE Cream, LOESTRIN 24 FE or DORYX products;

•	does not account for any adverse outcome to any litigation, regulatory matter or government investigation;

•	assumes that there will be no business interruptions that materially adversely affect Warner Chilcott, its key customers or its key suppliers;

•	assumes that there will be no material adverse change to Warner Chilcott’s customers’ ability or willingness to meet their obligations to Warner Chilcott; and

•

assumes that there will be no changes in exchange rates, interest rates, including increases in the LIBOR rates on Warner Chilcott’s variable-rate indebtedness above the applicable floor amounts, tax laws or interpretations or legislative or regulatory requirements that would have a material adverse impact on Warner Chilcott’s operations.

Reports on Warner Chilcott Profit Forecast

The reports on the Warner Chilcott Profit Forecast as required by Rule 28.3 of the Takeover Rules have been prepared by (i) PricewaterhouseCoopers and (ii) Deutsche Bank AG, London Branch. Copies of their respective reports are attached hereto.

This report is being furnished to the Warner Chilcott shareholders solely to comply with the Irish Takeover Rules. This report is not intended to be soliciting material under the securities laws of the United States. Nothing in this report is deemed to be a part of, or incorporated by reference into, any other filing made with the SEC, including, without limitation, the joint proxy statement.

The Directors

Warner Chilcott Public Limited Company

1 Grand Canal Square

Docklands

Dublin 2

Ireland

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

England

24 July 2013

Dear Sirs

Warner Chilcott Public Limited Company

We report on the profit forecast comprising the statement by Warner Chilcott Public Limited Company (“Warner Chilcott”) in respect of GAAP Net Income, Adjusted Cash Net Income and Adjusted Cash Net Income per share for the year ending 31 December 2013 (the “Profit Forecast”) set out in Warner Chilcott’s second quarter earnings announcement dated 24 July 2013. The bases and assumptions upon which the Profit Forecast is based are set out in the appendix hereto.

This report is required by Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Accordingly, we assume no responsibility in respect of this report to Actavis, Inc. (the “Offeror”) or any other person connected to, or acting in concert with, the Offeror or to any other person who is seeking or may in future seek to acquire control of Warner Chilcott (an “Alternative Offeror”) or to any other person connected to or acting in concert with an Alternative Offeror.

Responsibilities

It is the responsibility of the directors of Warner Chilcott to prepare the Profit Forecast in accordance with the requirements of the Rules.

It is our responsibility to form an opinion as required by Rule 28.3(a) of the Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 28.3(a) of the Rules to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in the appendix hereto and is based on the unaudited interim financial results for the 6 months ended 30 June 2013 and a forecast to 31 December 2013. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Warner Chilcott Group.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Warner Chilcott Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the directors of Warner Chilcott, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the directors of Warner Chilcott which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the directors of Warner Chilcott appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work on the Profit Forecast does not constitute an audit. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) nor does it constitute an examination, compilation or review under those standards. Accordingly, it should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the directors of Warner Chilcott and the basis of accounting used is consistent with the accounting policies of the Warner Chilcott Group.

Yours faithfully

PricewaterhouseCoopers

This report is being furnished to the Warner Chilcott shareholders solely to comply with the Irish Takeover Rules. This report is not intended to be soliciting material under the securities laws of the United States. Nothing in this report is deemed to be a part of, or incorporated by reference into, any other filing made with the SEC, including, without limitation, the joint proxy statement.

Deutsche Bank AG, London Branch,

Winchester House,

1 Great Winchester Street,

London

EC2N 2DB

Board of Directors

Warner Chilcott plc

1 Grand Canal Square

Docklands

Dublin 2

Ireland

24 July 2013

Dear Sirs, Dear Madam,

Report by the financial advisers to Warner Chilcott plc (“Warner Chilcott”) in respect of GAAP Net Income, Adjusted Cash Net Income and Adjusted Cash Net Income per share for the year ending 31 December 2013 (the “Profit Forecast”) set out in Warner Chilcott’s second quarter earnings announcement dated 24 July 2013.

We have discussed the Profit Forecast and the bases and assumptions on which it has been prepared with the executive officers of Warner Chilcott and with PricewaterhouseCoopers (“PwC”). Warner Chilcott has confirmed to us that all information relevant to the Profit Forecast has been disclosed to us. We have relied upon the accuracy and completeness of all such information and have assumed such accuracy and completeness for the purposes of providing this letter to you. We have also discussed the accounting policies and basis of calculation for the Profit Forecast with the executive officers of Warner Chilcott and with PwC and we have considered PwC’s Report on the Profit Forecast dated 24 July 2013 addressed to you and us on this matter.

This letter to you is solely in connection with Rule 28.3(a) of the Irish Takeover Panel Act, 1997, Takeover Rules, 2007 (the “Takeover Rules”) and for no other purpose. Accordingly, save for any responsibility that we may have to those persons to whom this letter is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any person for any loss suffered by any such person as a result of, or in connection with, this letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you in your capacity as directors are solely responsible, for the purposes of the Takeover Rules, has been prepared with due care and consideration by the directors.

Chairman of the Supervisory Board: Paul Achleitner. Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority; a member of the London Stock Exchange. Deutsche Bank AG is a joint stock corporation with limited liability incorporated in the Federal Republic of Germany HRB 30 000 District Court of Frankfurt am Main; Branch Registration in England and Wales BR000005; Registered Address: Winchester House, 1 Great Winchester Street, London EC2N 2DB (04/09) Details about the extent of our authorisation and regulation by the Financial Services Authority are available on request or from www.db.com/en/content/eu_disclosures.htm; www.db.com

Deutsche Bank AG, London Branch has given and not withdrawn its consent to the publication of the Profit Forecasts with the inclusion of this letter and the references to its name in the form and context in which they appear.

Yours faithfully,

Deutsche Bank AG, London Branch